CSX CORPORATION ANNOUNCES AMENDMENT TO RIGHTS PLAN

RICHMOND, Va., June 27, 2000 -- CSX (NYSE: CSX) announced that its Board of Directors amended the Company's shareholder rights plan, which is designed to protect shareholders against abusive takeover tactics. The rights plan has been amended to lower the threshold at which a purchaser triggers the rights plan from 20% to 10%. Shareholders that beneficially own more than 10% of CSX's outstanding common shares as of June 27, 2000 will be grandfathered at their current level plus 1%, until such time as the shareholder falls below the 10% threshold, at which time the 10% threshold will govern.

The Company stated that it had received a notification that a company controlled by Carl C. Icahn filed notice under the Hart-Scott-Rodino Act indicating an intention to acquire up to 15% of CSX's outstanding common shares. The CSX Board gave careful consideration to a number of issues and viewpoints, including the notice from Mr. Icahn, and concluded that the amendment to the shareholder rights plan was in the best interests of CSX and its shareholders.

John W. Snow, Chairman and Chief Executive Officer of CSX, reported that he had met with Mr. Icahn and that Mr. Icahn stated that he had no specific plans with respect to the Company but felt that it has been undervalued by the market and was therefore a good investment.

CSX Corporation, headquartered in Richmond, Va., operates the largest rail network in the eastern United States and also provides intermodal, container-shipping, international terminal management, and contract logistics services.